Filed by Quovadx, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      Subject Company: Rogue Wave Software, Inc.
                                                   Commission File No. 000-28900

                                                    Instream Partners Conference
                                                November 11, 2003, San Francisco
                        Speaker: Lorine Sweeney, President and CEO, Quovadx Inc.

Quovadx intends to commence an exchange offer and to file with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx expects to mail a Prospectus/Offer to Exchange and related offer materials to stockholders of Rogue Wave, and Rogue Wave expects to mail a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC website at www.sec.gov and at Quovadx's website at www.quovadx.com Documents filed by Rogue Wave with the SEC may be obtained without charge at the SEC website and at Rogue Wave's website at www.roguewave.com.




    Quovadx at Instream Partners 3rd Annual "Value Below the Radar" Investor
                          Conference November 11, 2003


JOHN SCHLESINGER, INSTREAM PARTNERS: Good morning. Hi, I'm John Schlesinger from Instream Partners. I'd like to welcome you all this morning and thank you for coming.

Just in terms of format, we would ask if you'd hold your questions until the breakout session, which will be immediately after the presentation all the way down at the other end of the hall. You'll have a chance to have your questions answered then.

Let me introduce Lorine Sweeney. She's President and CEO of Quovadx. And I know she's got a lot of material to cover, so we're just going to keep the introduction short.

LORINE SWEENEY, PRESIDENT & CEO, QUOVADX, INC.: Thanks. This morning we are going to be talking about our recently announced acquisition of Rogue Wave Software and our S-4 will be coming out this week. As was previously mentioned, we do have a lot to talk about. And I encourage people to come to our breakout session if you'd like some further detail.

As always, we will be making forward-looking statements both about Quovadx and about our merger with Rogue Wave Software. There are risks involved in these statements and you should review this slide for those risk factors.

I'd like to start out by talking about who we think we are at Quovadx and what we do. We consider ourselves a global platform and vertical application software company. What that means is we have a horizontal software platform, QDX Platform V, that we'll talk a little bit about. We differentiated ourselves by offering a set of vertical solutions using Platform V, and today these solutions are predominantly in the healthcare industry.

We have about 500 employees located in ten offices throughout the U.S. We're headquartered in Denver, Colorado. We run our European operations out of the U.K.

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

                                                    Instream Partners Conference
                                                November 11, 2003, San Francisco
                        Speaker: Lorine Sweeney, President and CEO, Quovadx Inc.


Let's start with our strategic evolution at Quovadx because we're a very new company. We actually started as XCare.net in 1998. We focused on designing Web sites predominantly in the healthcare industry. We used our own integration technology based on XML, and XML has been a key focus for us since then. We realized that we wanted to actually develop XML-based integration products, and so we went out to raise venture capital in 1999 and raised $17 million in that summer.

Shortly after that, because of the capital market situation - I'm sure everybody's very familiar with the 1999/2000 timeframe - it was a good time for all - we went public in February of 2000, and raised $104 million. And this became an incredible asset for us. I see the gentleman smiling in the back of the room saying, "My goodness." But it became an incredible asset for us in terms of developing our strategy.

We launched our first commercial software product in 2000 called XTiera. XTiera was a trading partner integration product, again, based on XML. We really got traction in the marketplace by signing a contract with the MedUnite consortium in 2000. MedUnite was a consortium made up of the seven largest insurance companies - Aetna, Anthem, Cigna, Oxford, WellPoint, Health Net, and PacifiCare. They came together and they wanted to create this large trading network, and we became the infrastructure for this.

This was a very complicated project and we realized that we needed other technology tools as we expanded into the marketplace. So 2001 became a major acquisition year for us. We acquired three major companies. The first was Healthcare.com in the summer of 2001. They were the leading integration engine technology in healthcare and had over 7,000 connectors and adaptors and an incredible client base.

We also acquired a company, Confer Software, in the Silicon Valley - they'd come out of Xerox PARC and had been working on business process automation using an XML-based architecture, also a critical toolset for our platform. In the fourth quarter of 2001 we acquired the Pixel Group out of the U.K. - Pixel had been the leading UNIX-based emulation company and had gone into integration from the standpoint of screen scraping, so that they would scrape screens and produce XML-based data streams.

In 2001 we put together these technologies along with XTiera and became Quovadx. In 2002 we worked very hard in terms of integrating both the companies and the technology. In the fourth quarter of 2002, we launched our first combined platform product, QDX Platform V. Since then, we have sold and migrated over 150 of our customers to the QDX Platform V toolset.

2003 has really been a year of expansion and momentum for us. What we've done is we've looked at several different things. When we were doing our acquisitions, we were pretty happy with what happened with the technology side of the business, but on the sales side, we had some challenges. We actually had to go and retool our entire sales force. We thought we had purchased a pretty seasoned sales force when we got Healthcare.com but that really didn't prove to be the case.

So I went out in the fourth quarter of 2001 and started to look for a new head of sales. We were very fortunate. We hired the head of software sales in the healthcare area from Oracle, Dave Nesvisky. He joined our organization in the second quarter of 2002, and since then has completely rebuilt our organization. We started with about 20 sales people. He replaced all of those, and since then has added about 25. So we have 45 sales people today, although most of those have less than a year tenure.

2003, as I mentioned, has been a year of expansion and momentum for us of growing this direct sales force as well as penetrating strategic sectors and adding new product line extensions. And we've been pretty active in that, as well. One, we have added CareScience - that is a business process automation company for large hospitals, and then our recently announced acquisition of Rogue Wave Software in the tools area.

Let me give you an idea of what we really do at Quovadx. Today our value proposition is that we preserve the systems that our customers have in place. We look at organizations today and we see that they have data all over. They have data in databases, data warehouses, and in existing legacy systems they're trying to attach to trading partners. Everyone has information everywhere, and they want to bring that together into brand new processes.

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
                                                    Instream Partners Conference
                                                November 11, 2003, San Francisco
                        Speaker: Lorine Sweeney, President and CEO, Quovadx Inc.


We facilitate that by using Platform V. Platform V does the integration. It actually re-orchestrates the data into a new process and our application development tools provide a new user interface.

But we go farther than that in that we actually create a set of applications. We take Platform V, and I'll give you an example in the large hospital sector. Today, if you go into a hospital and you're admitted into the emergency room, the admissions clerk will enter your data into the system. They need to know a lot about you. They need to know more than who you are. They need to know what your insurance coverage is, are you who you say you are, do you have good credit, what are your demographics.

What we've done at Quovadx is create a solution called our Cash Accelerator which allows you to integrate that into that hospital legacy system. This is an Internet transaction going out into a variety of different clearinghouses, and you are able to bring back that demographic information. So we really created, you know, an entire solution based on our technology.

Our client base is also very broad and deep. Today we have over 3,600 clients predominantly in the healthcare industry, but we also have a set of additional horizontal clients. With our acquisition of Rogue Wave, we've increased this client base extraordinarily. It ends up that Rogue Wave Technologies has 18,000 clients in the horizontal marketplace. When you put that together with what Quovadx has in healthcare, we have one of the largest and broadest customer bases in the industry.

We participate in two major market segments - one, the application deployment market, which is made up of tools vendors. At Quovadx we are involved in integration and business process automation. And we are in application development, and in global healthcare IT. Both of these are very, very large markets and, in fact, IDC put out a report this past summer talking about the application deployment market, and Quovadx was listed as the fastest-growing application deployment software vendor.

Part of the evolution in integration is Web services, and I'm sure everybody has heard about Web services and how this is going to be the next trend in terms of interoperability between applications. Quovadx has a key advantage in this area because our technology has always been based on XML. Now why is this an advantage? Because today, most of the competitors in this area have Java-based platforms. XML is the standard for Web services and there's a lot of unnecessary translation that has to go on and complexity in terms of converting from Java back into XML for Web services.

I could tell you that we have a really good platform on this, but I actually have some evidence that this is true. If you look at the Web services interoperability organization, which is made up of 160 of the leading software companies, Quovadx was one of the original seven that could actually demonstrate that they could do a Web services application based on the initial spec.

Some of these vendors include IBM, Microsoft, BEA, Oracle, Sun Microsystems, Quovadx, Corillion and Bowstreet. And it ends up even today in this group there are only about ten companies that can demonstrate this kind of functionality.

But what's even more important is that when you start dissecting what these people did in their applications, you'll see that the general applications were far more complex than what we did at Quovadx. For instance, BEA's application had over 300 files to do this demonstration application, and we have four - just to give you an example of how much simpler our technology is.

Now I talked a little bit about Rogue Wave and the fact that we've just announced a tender for acquisition of this company. It's a $71 million transaction. We've offered $6.85 per share of Rogue Wave. This consists of $4.09 in cash and 0.5292 of Quovadx shares. The value of the transaction is 1.2 times the trailing 12-months revenue and this acquisition we think is very compelling from a financial perspective in that it offers a high margin profitable cash-generating model. We expect this to be immediately accretive to our 2004 earnings in the range of five to ten cents per share.

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
                                                    Instream Partners Conference
                                                November 11, 2003, San Francisco
                        Speaker: Lorine Sweeney, President and CEO, Quovadx Inc.


Now let's talk a little bit about Rogue Wave and why does it really fit into our strategy and why do we think these 18,000 customers are so important. Well, first of all, Rogue Wave Software was founded in 1989, and if offers a very mature set of product offerings in the C++ market. Their cash cow products include SourcePro and SourcePro DB, which facilitates cross-platform development in C++, and then their Stingray Graphical User Interface for Windows applications. These are very strong revenue sources for Rogue Wave, and they've been a major player in the C++ market with over 18,000 customers and 300,000 licenses.

Now why is this important? Well, Rogue Wave has realized over the last several years that C++ is a legacy market and most people are moving to Java applications. But C++ is not going away. Today there are three million C++ programmers as compared to three million Java programmers. So it's still a huge base of legacy applications. Their strategy was, "How do we preserve this base, continue to get the return on investment in those legacy applications and facilitate using that data in new compound applications?"

They started with their first new product called LEIF, which does exactly this - leverages the existing C++ investment and allows you to integrate C++ applications into Java and .NET architectures. This is all part of this facilitating of services-oriented architecture or very similar to what we talked about earlier - that is, Quovadx's core business. But they realized that in terms of trying to orchestrate the data - the process part -- being able to make these new applications -- that they needed a platform.

So they went out and they evaluated 18 different platforms of which Quovadx's Platform V was one of the platforms. And that's where we began discussions and we came to the top of their evaluation list in terms of being a component - being the major component for their WaveRunner product. And we realized that it made more sense to bring the companies together in a merger rather than to have Rogue Wave just resell Platform V.

We've identified a series of synergies here - a significant cross-sell opportunity for our companies. As I mentioned, they have 18,000 customers that need to have the types of products that Quovadx produces. We ourselves had been making a movement into the financial services market, and Rogue Wave had about 30% of that customer base with large financial services customers. And clearly it accelerates both of our Web services offerings. We see from a cost perspective that, in terms of absorbing the G&A expenses from Rogue Wave, we will see synergies there, and of course, savings in eliminating the public company costs.

So how is Quovadx going to look post-merger? Similar to the way we look today except we're going to preserve the Rogue Wave brand. So the tools company that we have today with Platform V is going to become Rogue Wave Software Tools and our enterprise solutions group that has been predominant at Quovadx is going to be another division which will remain our Applications Division.

We think this is an extremely winning combination because it offers a very high-margin, profitable model. Today, Rogue Wave Software has over 90% gross margins on their software. We think we offer a leading edge Web services platform coming from Quovadx. The Rogue Wave tools brand cannot be underestimated in terms of its respect in the industry. We'll have a strong and expanding domestic and international distribution network and the broadest and deepest customer base of anyone in our competitive space. We own healthcare; Rogue Wave owns everyone else.

When we look at our competitive landscape today, we do compete against other application deployment vendors - so for instance, TIBCO, Vitria, webMethods, and SeeBeyond. But what I'm most proud of is the fact that we've made significant progress at Quovadx over the last year in terms of overtaking market share. This is data that was put together by Gartner in 2002, and you'll notice Quovadx has 1% of the share according to this data. But over the last year when most of our competitors have had declining revenue and declining license revenue, Quovadx has had a different sort of experience.

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
                                                    Instream Partners Conference
                                                November 11, 2003, San Francisco
                        Speaker: Lorine Sweeney, President and CEO, Quovadx Inc.


In fact, we have overtaken Vitria in terms of license and total revenue. Mercator was purchased recently, and we had overtaken Mercator with regard to run rate on revenue. We had higher license revenue than SeeBeyond in the second quarter. They did catch up to us in the third quarter, but with the acquisition of Rogue Wave, our total revenue is expected to exceed what we see with SeeBeyond, which puts us in a very competitive position in just one year of activity.

And part of this, of course, is due to the increases that we've had in our license revenue. As I mentioned, Dave Nesvisky joined us in Q2 2002 when we did about $1.7 million in software revenue or 11% of our total revenue. That has grown in Q3 2003 to $7.8 million in software revenue, or 39% of our total revenue. And in fact, this became the largest segment of Quovadx revenue in this last quarter.

Now how do we really want to look? Well, Quovadx sees itself as being about 50% revenue - software revenue by the end of 2004. That's what we would like to have as our target model with 20% of our revenue in services and 30% in other recurring. Where are we today? Well, as of the third quarter, we had about 36% year-to-date revenue in software, 23% in services, and 41% in other recurring. But what is interesting in terms of our latest two acquisitions is that they have really brought us closer to our target model. If we did a pro forma of third quarter 2003 revenue, 44% of our business would have been software, 19% services, and 37% other recurring.

Now how does this translate to what we want our operating model to look like? Well, if we have our ideal software mix, what we expect is that about 85%-90% gross margin in the software side of the business, 45%-50% in services, 45%-50% in recurring, producing an average gross margin of 65%-70%. On the operating side, we're looking at operating costs running at 45% of our revenue. This is made up of 22% in sales and marketing, 13% in G&A, and 10% in R&D, giving us, in our target model, an operating margin of 20%-25%.

Now how are we doing? Well, our Q3 results had us with $7.8 million in software revenue and a gross margin of 75.5%. What's important to note here is what's in our cost of revenue. About $1.6 million of the $1.9 million cost of revenue was amortization of acquired software, so this is a fixed price - a fixed cost predominantly. So what we see is that if the software numbers continue to rise, that's where we're going to see the increased gross margin and get us to our 80-85%-90% target.

On the professional services side, we had about $4.4 million in revenue with a cost of revenue of $3.3 million, giving us a gross margin of $1 million, or 24.1%. Now we're not happy with that. That is quite a bit farther away from our target of 40%-45%, but what we are doing proactively - we announced in the third quarter an agreement with InfoTech in India. InfoTech is going to be distributing our software in India as well as assisting us with outsourcing. We think that on a lot of our large projects, we can retain the project management, the analysis, the design, and with InfoTech's assistance over the next year, we're going to see some major improvement in this overall gross margin.

On the recurring revenue side, we had $7.7 million in revenue, a cost of revenue of $5.1 million, giving us a gross margin of $2.6 million, or 33.4%. That's really made up of three different areas.

We have our maintenance, which is very high margin revenue; we have our transaction services, which, you know, some of our products - like I gave you the example of the INSURENET product or the Cash Accelerator product - it actually has a transaction fee associated with it in addition to what is the software license and maintenance, and so that product line is still growing, so there's still an element of fixed cost there. We believe we'll be able to bring that up.

And we have a third component, which is an outsourcing project with the Medical University of South Carolina, which is a fixed contract. It is a lower margin contract, but it is fixed, and so where we see the growth areas there to get us to our target margins is on the maintenance side and on the transaction side.

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
                                                    Instream Partners Conference
                                                November 11, 2003, San Francisco
                        Speaker: Lorine Sweeney, President and CEO, Quovadx Inc.


In total for the third quarter, we did $19.9 million in revenue with a gross margin of $9.5 million or a gross margin of 47.9%, which was an improvement of a couple percent from Q2.

On the expense side, we're a little bit closer right now to where we think our target expenses are going to be long-term. Our gross margin, as I mentioned, is about 48%, but if you look at the expenses, our sales and marketing was about 24% of revenue with our target being in the range of 22%. And again, you know, we have a very new sales force. It ends up that they're not fully productive right now. We don't see full productivity in our sales people until they've been here about three quarters to a year, and it ends up we still have about 60% of that force under a year. So that's where we're going to see the improvements in the expenses.

Our G&A is at about 15% of revenue. It's been declining over the last several quarters as a percent of revenue. And we're expecting to see that move down to our target percentage.

And then finally, on the R&D side, our R&D expenses were about $2.7 million, or 13% of revenue, and again, we do expect these to come more in line with what our target percentages are. We're not really that far away. The one thing that we have been working on is decreasing our capitalization of software. We do some capitalization of software, and we're trying to phase that down over time.

So we had a loss of about $1 million, which was three cents per share, but our EBITDA was positive at $1.5 million.

On the balance sheet side, we had about $35 million in cash at the end of the third quarter and our cash burn between the second quarter and the third quarter was predominantly due to our acquisition of CareScience, which we'll talk about on our cash slide. Our accounts receivable grew to $22.7 million, again predominantly due to the CareScience acquisition. And our DSOs did move up to 90 days. We have a target of under 80 days. And we did have some deferred revenue in the third quarter that affected that DSO calculation unfavorably. So we do believe we can get ourselves back to under 80 days.

I think our cash side is important because we've really made progress on the cash side at Quovadx. We had cash earnings of $1.5 million in the third quarter, and if you look at our net cash provided by operating activities, it was positive at $1.5 million. We invested about $537,000 in PP&E, and capitalized software of $744,000, but if you looked at the cash provided by operations and versus what we did with our investment activities other than CareScience, which was the $7.5 million, we would have been positive this quarter by about $300,000. So clearly we have made great progress in terms of our cash and, believe that this should continue.

So we see Quovadx as a very attractive investment, or I guess I wouldn't be here today. We look at our growth strategies as focusing in on the Web services market. I really can't over-emphasize how important we do believe the Rogue Wave acquisition will be to furthering our efforts in Web services with regard to their customer base and the strategy that they have set up themselves. We're going to continue to extend our business model into new markets - we've made good progress there, as well - and continue to further develop our partner and distribution alliances.

We think we offer a very attractive investment in that we operate in really two large and growing markets. Healthcare is very large and growing, and our horizontal software is, as well. We think our whole integration and strategy with regards to preserving investment in our customers systems is very compelling. It has been compelling in an economic downturn. As you saw from our software model, it's highly leveraged. And we continue to offer a very solid balance sheet with no debt.

And with that, that concludes our presentation.